August 24, 2018

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Plantation Corp.

Amendment 2 to

Registration Statement on Form S-1

Filed August 7, 2018

File No. 333-224534

Ladies and Gentlemen:

Plantation Corp. (the “Plantation Corp.” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 17, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your response to our prior comment 4 that only approximately 34 of the approximately 258 pre-merger Plantation Delaware shareholders were accredited and you relied upon the exemption from registration provided by Section 3(a)(9) in issuing the merger shares to the Plantation Delaware shareholders. We also note your revisions on page 42 setting forth the facts relied upon the make the Section 3(a)(9) exemption available for the issuance of the company's common stock in exchange for the shares held by the non-accredited shareholders of Plantation Delaware. Please provide us with further analysis of why Section 3(a)(9) is available for your issuance of shares to the non- accredited shareholders of Plantation Delaware. In particular, cite specific authority and/or guidance that supports your conclusion that a parent and subsidiary under your circumstances constitute the “same issuer” for the purposes of Section 3(a)(9).

Response: The Staff has long recognized that a technical lack of identity of the issuer in certain contexts should not preclude the use of the Section 3(a)(9) exemption where the securities involve substantially similar investments. In Grupo TMM, S.A. de C. V. (June 27, 2002), the Staff granted no-action relief where an issuer transferred its common stock to a trust, as required under Mexican law, in order to facilitate the exchange of old securities for new ones. In addition, in Sun Trust Banks, Inc. (July 16, 1999), the Staff took a “no-action” position with respect to an exchange of preferred securities of one subsidiary for preferred securities of another subsidiary, noting that the parent had assumed liability through an unconditional guarantee of both sets of securities. In Echo Bay Mines Ltd. (May 18, 1998), the Staff took a “no-action” position with respect to an exchange of guaranteed debt securities of a subsidiary in exchange for the securities of the parent company. The Staff also has not objected to the use of Section 3(a)(9) where securities issued by a pre-merger unrelated entity were exchanged for securities issued by the post-merger entity which had, in connection with the merger, become a joint and several obligor with respect to the old securities. See, e.g., B.P Amoco p.l.c. (March 27, 2001). In these cases, the Staff viewed a separate guarantor entity or the post-merger entity as the “same issuer” as a matter of economic reality.

In Bamboo.com (December 20, 1999), the Staff granted no-action relief for the exchange by an issuer of shares of its Common Stock for shares of its Class B Common stock and shares of its subsidiary’s preferred stock because the paired securities represented the same economic risk as did the parent company common stock for which they were to be exchanged. In Ageas SA/NV and Ageas N.V. (March 20, 2012), the Staff granted no-action relief for a proposed merger transaction pursuant to which (i) Ageas N.V. would be merged with and into Ageas SA/NV, and (ii) the holders of twinned shares comprised of one share of Ageas SA/NV and one share of Ageas N.V. would receive one Ageas SA/NV share for each Ageas N.V. share held as part of the twinned shares. As described in the letter requesting no-action relief, Ageas SA/NV had the same members of its board of directors as Ageas N.V. and was the successor in interest to all assets and liabilities of the Ageas N.V., and therefore “held an identical legal position” after the merger as the parent companies held prior to the merger, and the Staff granted no-action relief for the issuance of shares of surviving company Ageas SA/NV stock in exchange for shares of premerger Ageas N.V. stock.

In 147 East 44th Street Co. (June 22, 1978), the Staff granted no-action relief for the issuance of newly formed partnership interests in exchange for the partnership interests of a legally separate partnership, where the new partnership was the successor to the old partnership’s assets. In Vista Mortgage & Realty, Inc. (April 22, 1981), the Staff granted no-action relief for the issuance of shares in a three-party reverse merger pursuant to which shares of RTI Properties, Inc., would be exchanged for Vista Mortgage & Realty, Inc. (“Vista”) shares, and Vista shareholders would receive Vista notes and cash, or Vista shares. Finally, in WestMarc Communications, Inc. (August 23, 1989), the Staff granted no-action relief in a three-party merger pursuant to which WestMarc Communications, Inc. (“WestMarc”) merged with TCI Acquisition Corp., with WestMarc as the surviving entity in the merger, and pre-merger WestMarc stock being cancelled or exchanged for new WestMarc preferred stock.

In the merger at issue here, the Plantation Delaware shareholders received shares of Plantation Delaware’s wholly owned subsidiary, Plantation Wyoming, in exchange for their shares of Plantation Delaware. As Plantation Wyoming was the wholly owned subsidiary of Plantation Delaware prior to the merger, and Plantation Wyoming had no assets or liabilities prior to the merger, economically, the premerger entities and the post-merger entity were the same issuer. As in Bamboo.com and the other matters referenced above, securities of Plantation Wyoming post-merger represented the same economic risk as securities of Plantation Delaware. As in Ageas SA/NV and Ageas N.V., Plantation Wyoming was the successor in interest to all assets and liabilities of Plantation Delaware and management of Plantation Delaware and Plantation Wyoming was the same (as Plantation Wyoming was the wholly owned subsidiary of Plantation Delaware). Accordingly, we believe Section 3(a)(9) was available for the issuance of the Plantation Wyoming shares to the Plantation Delaware shareholders.

Finally, we believe the Plantation Delaware-to-Wyoming merger was substantively similar to effecting a change of domicile from Delaware to Wyoming (1) by direct conversion pursuant to Section 266 of the Delaware General Corporation Law, which would not require any exemption from registration to be available; or (2) by change of domicile merger from Delaware to Wyoming pursuant to the exception set forth in Rule 145(a)(2)—neither of which would have required registration or another exemption from registration to be available. Plantation Delaware and its wholly owned subsidiary Plantation Wyoming could have merged in a two-party merger to effect a change of domicile to Wyoming, with the Plantation Delaware shareholders receiving the Plantation Wyoming shares pursuant to the exception in Rule 145(a)(2). The parties could have then merged the surviving entity, Plantation Wyoming, with Epic Wyoming, with the Epic Wyoming shareholders receiving their shares of Plantation Wyoming pursuant to Section 4(a)(2) and Regulation D promulgated thereunder.  Alternatively, Epic Wyoming could have first merged with and into Plantation Delaware, with the Epic Wyoming shareholders receiving shares of Plantation Delaware pursuant to Section 4(a)(2) and Regulation D promulgated thereunder, and Plantation Delaware could have then merged with and into Plantation Wyoming to effect a change of domicile to Wyoming pursuant to Rule 145(a)(2). Either alternative would have had substantially the same economic and legal effect as the merger that occurred.

2.	Please file as exhibits the agreements related to the merger of Plantation Corp., Epic Wyoming and Plantation Delaware.

Response: We have filed the merger agreement as an exhibit.

Thank you for your assistance and review.

Sincerely,

Plantation Corp.

/s/ Robert McGuire Sr.

Robert McGuire Sr.

Chief Executive Officer